Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for February 2020 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for February 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In February 2020, the Group actively responded to changes in market demand, timely adjusted its operation strategy, optimized its capacity allocation and reduced some flights. Passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 73.07% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes decreased by 74.31%, 91.05% and 69.34%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 85.11%. Of which, passenger traffic for domestic, regional and international routes decreased by 85.95%, 95.92% and 82.69%, respectively as compared to the same period last year. The passenger load factor was 47.11%, representing a decrease of 38.11 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 38.77 percentage points, 41.86 percentage points and 36.92 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in February 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 49.76% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 12.76% as compared to the same period last year. The cargo and mail load factor was 58.75%, representing an increase of 24.91 percentage points as compared to the same period last year.

In February 2020, the Group’s fleet remained unchanged. As of the end of February 2020, the Group operated a fleet of 861 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	11	29	7	47
Airbus 320 Series	94	95	127	316
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	19	0	27
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	13	19
ARJ21	1	0	0	1

Total	286	257	318	861

KEY OPERATION DATA OF FEBRUARY 2020

Capacity	February 2020			Cumulative 2020
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	2,257.20	-84.72	-85.95	17,028.44	-46.04
Regional	11.96	-92.44	-95.92	170.17	-70.45
International	1,186.68	-84.64	-82.69	8,912.04	-37.67

Total	3,455.84	-84.75	-85.11	26,110.64	-43.77

RTK (in million)
Domestic	235.59	-83.50	-83.96	1,663.10	-44.26
Regional	1.21	-92.12	-95.44	16.56	-69.07
International	390.32	-64.73	-55.74	1,497.08	-25.43

Total	627.12	-75.40	-73.61	3,176.74	-37.03

RTK - Cargo and Mail (in million)
Domestic	40.61	-72.56	-52.54	188.61	-24.11
Regional	0.19	-88.12	-86.39	1.74	-53.67
International	288.41	-34.17	-0.70	726.51	-5.54

Total	329.20	-43.98	-12.76	916.87	-10.23

Passengers carried (in thousand)
Domestic	1,415.19	-85.07	-86.38	10,895.83	-46.82
Regional	11.05	-91.94	-95.19	148.11	-66.68
International	232.72	-87.18	-85.58	2,047.56	-37.78

Total	1,658.95	-85.49	-86.44	13,091.50	-45.95

Cargo and mail carried (in thousand tonnes)
Domestic	25.27	-71.67	-52.59	114.44	-25.15
Regional	0.17	-87.81	-85.83	1.59	-52.55
International	31.53	-40.82	-6.18	84.82	-4.99

Total	56.97	-60.40	-35.35	200.84	-18.19

Capacity	February 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	4,824.08	-75.08	-74.31	24,183.58	-36.89
Regional	34.15	-86.81	-91.05	293.13	-61.78
International	2,477.96	-75.02	-69.34	12,396.44	-27.20

Total	7,336.20	-75.16	-73.07	36,873.15	-34.29

ATK (in million)
Domestic	534.26	-75.99	-75.25	2,759.25	-37.13
Regional	3.90	-87.09	-91.27	34.11	-61.84
International	682.46	-62.18	-49.96	2,486.95	-17.74

Total	1,220.63	-69.93	-65.78	5,280.31	-29.61

ATK - Cargo and Mail (in million)
Domestic	100.09	-79.26	-78.63	582.73	-38.00
Regional	0.83	-88.03	-92.01	7.73	-62.08
International	459.45	-49.61	-27.83	1,371.27	-8.01

Total	560.37	-60.01	-49.76	1,961.72	-19.96

Load Factor	February 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	46.79	-29.51	-38.77	70.41	-11.94
Regional	35.02	-26.07	-41.86	58.05	-17.05
International	47.89	-30.00	-36.92	71.89	-12.08

Total	47.11	-29.59	-38.11	70.81	-11.94

Cargo and Mail Load Factor
Domestic	40.57	9.90	22.30	32.37	5.92
Regional	22.41	-0.17	9.26	22.57	4.10
International	62.77	14.72	17.15	52.98	1.39

Total	58.75	16.81	24.91	46.74	5.06

Overall Load Factor (RTK/ATK)
Domestic	44.10	-20.06	-23.93	60.27	-7.71
Regional	31.01	-19.80	-28.37	48.55	-11.33
International	57.19	-4.14	-7.46	60.20	-6.21

Total	51.38	-11.42	-15.25	60.16	-7.09

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

Since the outbreak of the coronavirus pneumonia epidemic (COVID-19), the Company has always been regarding the lives and health of passengers and employees as a matter of first priority. The Company fulfilled its social responsibilities by fully supporting the prevention and control of the epidemic with flight safety and normal operations of flights. The Company actively participated in the transport of anti-epidemic personnel and cargo, and conducted measures for the resumption of production and work. On the premise of effective prevention and control of the epidemic, the Company will strengthen capacity control and explore market demand to closely track market trends in order to prepare for the recovery of the aviation market after the epidemic.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above. It is expected that the epidemic will adversely affect the Company’s production and operation and the actual level of impact is uncertain. Investors are reminded of the investment risks.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

18 March 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.